As filed with the Securities and Exchange Commission on May 25, 2007
Registration No. 333-00000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ONSTREAM MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Florida
(State or other jurisdiction of incorporation or organization)

65-0420146
(I.R.S. Employer Identification No.)

1291 SW 29 Avenue
Pompano Beach, Florida 33069
(954) 917-6655
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Randy S. Selman, CEO
Onstream Media Corporation
1291 SW 29th Avenue
Pompano Beach, Florida 33069
(954) 917-6655
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Joel D. Mayersohn, Esq.
Arnstein & Lehr, LLP
200 East Las Olas Boulevard
Suite 1700
Fort Lauderdale, Florida 33301
(954) 713-7614 telephone
(954) 713-7700 telecopier

From time to time after this registration statement becomes effective
(Approximate date of commencement of proposed sale to public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction 1.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post effective amendment to a registration statement filed pursuant to General Instruction 1.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Calculation of Registration Fee

		Proposed		Proposed
Title of each		maximum		maximum	Amount of
class of securities	Amount to be	offering price		aggregate	registration
to be registered	registered	per unit(1)		offering price	fee(2)
Common stock (3)	9,072,139	$2.35	(5)	$21,319,526	$655
Common stock (4)	563,406	$2.35	(6)	$1,324,004	$41
Totals	9,635,545				$696

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 (the "Securities Act").

(2)	Previously paid.

(3)	Includes shares of common stock presently outstanding.

(4)
Includes (i) shares of common stock issuable upon the exercise of common stock purchase options and warrants, with exercise prices ranging from $1.00 to $2.70 per share, and (ii) pursuant to Rule 416, such additional number of shares of common stock as may be issuable as a result of the anti-dilution provisions of the common stock purchase options and warrants.

(5)	Computed on the basis of the average of the high and low sales prices of the shares of common stock on the Nasdaq Capital Market of $2.35 on May 21, 2007 as prescribed by Rule 457(c).

(6)
Computed on the basis of the higher of (i) the weighted average exercise price of the warrants and options ($2.28) or (ii) the average of the high and low sales prices of the shares of common stock on the Nasdaq Capital Market of $2.35 on May 21, 2007 as prescribed by Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED MAY 25, 2007

ONSTREAM MEDIA CORPORATION

9,635,545 shares of common stock

This is an offering of common stock of Onstream Media Corporation, which includes:

6,265,512 shares of common stock presently outstanding, issued in connection with our April 2007 acquisition of Infinite Conferencing, LLC and related financing,

342,222 shares of our common stock issuable upon the exercise of common stock purchase warrants with exercise prices of $2.70 per share, issued in connection with our April 2007 acquisition of Infinite Conferencing, LLC and related financing,

2,294,592 shares of common stock presently outstanding, issued in connection with interest and fees paid in connection with certain notes payable as well as conversion of certain notes payable to common shares,

512,035 shares of common stock presently outstanding, issued in connection with financial and other consulting services, and

221,184 shares of our common stock issuable upon the exercise of common stock purchase options and warrants with exercise prices ranging from $1.00 to $2.48 per share, issued in connection with financial and other consulting services.

All of the shares are being offered by the selling security holders listed in the section of this prospectus entitled "Selling Security Holders." We will not receive any of the proceeds from the sale of the shares being offered by the selling security holders.

For a description of the plan of distribution of the shares, please see page 25 of this prospectus.

Our common stock is traded on the Nasdaq Capital Market under the trading symbol "ONSM." On May 21, 2007 the last sale price for our common stock was $2.29.

Investment in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of this prospectus to read about risks of investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________, 2007

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

Our Business, Products and Services

We are a leading online service provider of live and on-demand Internet video, corporate web communications and content management applications. We had approximately 91 full time employees as of May 11, 2007, with operations organized in two main operating groups:

•	Digital Media Services Group
•	Webcasting Group

Products and services provided by each of the groups are:

Digital Media Services Group

Our Digital Media Services Group, which operates primarily from facilities in San Francisco, California, consists of our Smart Encoding division, our DMSP (“Digital Media Services Platform”) division, our User Generated Content division and our EDNet division. Our Digital Media Services Group represented approximately 55.0% and 54.9% of our revenues for the years ended September 30, 2006 and 2005, respectively, and approximately 49.4% and 53.9% of our revenues for the six months ended March 31, 2007 and 2006, respectively.

Our Smart Encoding division provides both automated and manual encoding and editorial services for processing digital media, using a set of coordinated technologies and processes that allow the quick and efficient on-line search, retrieval and streaming of this media, which can include photos, videos, audio, engineering specs, architectural plans, web pages, and many other pieces of business collateral. Our DMSP division provides an on-line, subscription based service that includes access to enabling technologies and features for our clients to acquire, store, index, secure, manage, distribute and transform these digital assets into saleable commodities. Our User Generated Content division, which also operates as Auction Video, provides a video ingestion and flash encoder that can be used by our clients on a stand-alone basis or in conjunction with the DMSP. In addition, our EDNet division provides connectivity within the entertainment and advertising industries through its managed network, which encompasses production and post-production companies, advertisers, producers, directors, and talent.

In December 2004 we completed our acquisition of the remaining approximately 74% of Acquired Onstream not previously owned by us (the “Onstream Merger”). Acquired Onstream was a development stage company founded in 2001 with the business objective of developing a feature rich digital asset management service and offering the service on a subscription basis over the Internet. This product, the initial version of what became the DMSP, was initially designed and managed by Science Applications International Corporation (one of the country's foremost IT security firms providing services to all branches of the federal government as well as leading corporations) and is actually comprised of four separate products - encoding, storage, search and retrieval and distribution. A limited version of the DMSP, with three of the four products accessible, was first placed in service with third-party customers in November 2005. The fourth product was made available to our DMSP customers as of October 2006.

On March 27, 2007 we completed the acquisition of the assets, technology and patents pending of privately owned Auction Video, Inc., a Utah corporation, and Auction Video Japan, Inc., a Tokyo-Japan corporation. The primary assets acquired were the video ingestion and flash transcoder that is already integrated into our DMSP, related technology and patents pending, customer lists and employment and non-compete agreements.

Webcasting Group

Our Webcasting Group, which operates primarily from facilities in Pompano Beach, Florida, provides an array of corporate-oriented, web-based media services to the corporate market including live audio and video webcasting and on-demand audio and video streaming for any business, government or educational entity. Our Webcasting Group also includes our travel production and distribution operations, which produces Internet-based multi-media streaming videos related to hotels, resorts, time-shares, golf facilities, and other travel destinations. The Webcasting Group represented approximately 45.0% and 45.1% of our revenues for the years ended September 30, 2006 and 2005, respectively, and approximately 50.6% and 46.1% of our revenues for the six months ended March 31, 2007 and 2006, respectively.

On April 27, 2007 we completed the acquisition of Infinite Conferencing LLC (“Infinite”), a Georgia limited liability company. The consideration for the merger was a combination of $14 million in cash and approximately 1.38 million shares of Onstream Media restricted common stock, for an aggregate purchase price of approximately $18 million. The primary assets acquired, in addition to Infinite’s ongoing audio and web conferencing business operations, were accounts receivable, equipment, internally developed software, customer lists and employment and non-compete agreements. The audioconferencing and webconferencing operations of Infinite Conferencing, which operates primarily from facilities in Millburn, New Jersey, are also considered part of the Webcasting Group.

Sales and Marketing

We use a variety of marketing methods, including our internal sales force and channel partners, also known as resellers, to market our products and services. One key element of our marketing strategy has been to enter into distribution agreements with recognized leaders in each of the markets for our products and services. By offering our products and services in conjunction with the distributors’ products, we believe these distribution agreements enable us to take advantage of the particular distributors' existing marketing programs, sales forces and business relationships. Contracts with these distributors generally range from one to two years.

We have expanded our marketing efforts during the past year through the use of public relations and telemarketing firms. We intend to continue these actions during the coming year, as well as the introduction of targeted television and radio advertising, as well as direct mail.

For the years ended September 30, 2006 and 2005, we provided webcasting services to one significant customer, Thomson/CCBN, under a contract that can be terminated upon a 30-day notification. Revenues from sales to this customer were approximately $331,000, or approximately 4%, and approximately $1.4 million, or approximately 17%, of total consolidated revenue for the years ended September 30, 2006 and 2005, respectively. These revenues represented approximately 9% and 38% of Webcasting Group revenues for the same periods. These revenues were less than 10% of total consolidated revenue for the six months ended March 31, 2007 and 2006.

For the years ended September 30, 2006 and 2005, and through March 31, 2007, we provided smart encoding services to another significant customer, America Online, Inc., under a contract that can be terminated upon a 30-day notification. Revenues from sales to this customer were approximately $911,000, or approximately 11%, and approximately $1.2 million, or approximately 15%, of total consolidated revenue for the years ended September 30, 2006 and 2005, respectively. These revenues represented approximately 20% and 26% of Digital Media Services Group revenues for the same periods.

For the six months ended March 31, 2007 and 2006, revenues from sales to this customer were approximately $320,000, or approximately 8%, and $530,000, or approximately 14%, of total consolidated revenue for the six months ended March 31, 2007 and 2006, respectively. These revenues represented approximately 15% and 26% of Digital Media Services Group revenues for the same periods.

Other than these agreements, no other agreement with a customer has represented more than 10% of our revenues during these periods. See Risk Factors below.

Our executive offices

Our executive offices are located at 1291 SW 29th Avenue, Pompano Beach, Florida 33069. Our telephone number at that location is (954) 917-6655.

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

We have an accumulated deficit and we anticipate continuing losses that could eventually result in significant liquidity and cash flow problems absent a material increase in our revenues.

We have incurred losses since our inception, and have an accumulated deficit of approximately $91.8 million as of March 31, 2007. For the year ended September 30, 2006, we had a net loss of approximately $6.5 million and cash used in operations was approximately $1.5 million. For the six months ended March 31, 2007 we had a net loss of approximately $11.5 million and cash used in operations was approximately $2.1 million. Although we had cash of $5.1 million and working capital of approximately $7.2 million at March 31, 2007, we utilized a significant portion of that cash in connection with our April 2007 acquisition of Infinite Conferencing.

We have projected capital expenditures for the next twelve months of approximately $500,000, which includes ongoing upgrades to both our Digital Services Media Platform (“DMSP”) as well as our webcasting and encoding system software and hardware infrastructure. We also anticipate additional operating expenses in the coming year related to the continued expansion of our marketing programs, although we cannot guarantee that this continued expansion will be implemented or that our marketing efforts will be successful. Although we may experience increases in our operating expenses during the next year arising from our program for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be able to defer these expenses based on the status of regulatory changes in this area.

We cannot assure that our revenues will continue to increase, nor can we assure that they will not decrease. The DMSP was first placed in service with third-party customers in November 2005, but related revenues to date have been minimal and we cannot assure what the future sales activity will be. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our cash and other financial resources. As a result of the uncertainty as to the ability of our operations to generate working capital, we may be required to delay or cancel certain of the projected capital expenditures, some of the planned marketing expenditures, or other planned expenses, which could adversely affect our ability to expand our business and operations during the remainder of fiscal 2007.

Our operations have historically been financed primarily through the issuance of equity and debt. Our future working capital requirements depend primarily on the rate at which we can decrease our use of cash to fund operations, which is in turn dependent on an increase in our revenues. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully sell the DMSP, market our other existing products and services, the degree to which competitive products and services are introduced to the market, and our ability to control overhead expenses as we grow. We are constantly evaluating our cash needs and existing burn rate, in order to make appropriate adjustments in operating expenses. If our current burn rate continues or increases, we will need to eventually raise additional working capital, which we cannot assure will be successfully raised. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. No assurances can be given that we will be successful in obtaining additional capital, or that such capital will be available on terms acceptable to us. If we are unable to raise additional working capital if and when needed, we may be required to curtail some of our operations.

We may be unable to successfully market or sell the Digital Media Services Platform (“DMSP”).

Our December 2004 purchase of Acquired Onstream included approximately $2.7 million capitalized by Acquired Onstream prior to that date for licensed software and development work by SAIC, Virage and other third parties related to the partially completed Digital Media Services Platform (“DMSP”). Subsequent to the acquisition, we have spent approximately $2.1 million to complete the platform, including $600,000 related to our acquisition of video ingestion and flash transcoder software as part of the Auction Video acquisition in March 2007. Although we believe there is a market for the DMSP, there have only been limited sales for the DMSP to date and although we expect to eventually generate meaningful revenues from this product, that cannot be assured. In addition there is no assurance that we will be able to sell the DMSP on a profitable basis. Our inability to successfully market and/or sell the DMSP could have a material adverse effect on our financial condition and results of operations.

Unamortized goodwill from the Onstream Merger was approximately $8.4 million at March 31, 2007 and property and equipment as of March 31, 2007 included approximately $3.3 million (net of depreciation) related to the DMSP.

A substantial portion of our assets are comprised of goodwill and other intangible assets, which may be subject to future impairment and result in financial statement write-offs.

Our prior acquisitions of several businesses, including the Onstream Merger, have resulted in significant increases in goodwill and other intangible assets. Unamortized goodwill and other intangible assets, which includes acquired customer lists, were approximately $10.8 million at March 31, 2007, representing approximately 41% of our total assets and 45% of the book value of shareholder equity. In addition, property and equipment as of March 31, 2007 includes approximately $3.3 million (net of depreciation) related to the DMSP.

On April 27, 2007 we completed the acquisition of Infinite Conferencing LLC (“Infinite”), for an aggregate purchase price of approximately $18.0 million. The primary assets acquired, in addition to Infinite’s ongoing audio and web conferencing business operations, were accounts receivable, equipment, internally developed software, customer lists and employment and non-compete agreements. We expect most of the purchase price to be allocated between goodwill and amortizable tangible and intangible assets, although the valuation required by Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, has not yet been completed.

If there is a material change in our business operations, the value of the intangible assets we have acquired could decrease significantly. On an ongoing basis, we will evaluate, partially based on discounted expected future cash flows, whether the carrying value of such intangible assets may no longer be recoverable, in which case an additional charge to earnings may be necessary. Any future determination requiring the write-off of a significant portion of unamortized intangible assets, although not requiring any additional cash outlay, could have a material adverse effect on our financial condition and results of operations.

We are dependent on short-term contracts. If these contracts are terminated, our results of operations would be materially adversely affected.

We are dependent upon short-term contracts with our clients, including America Online, Inc. Revenues from sales to America Online, Inc. were approximately $911,000, or 11%, and $1.2 million, or 15%, of our consolidated revenue for the years ended September 30, 2006 and 2005, respectively. These revenues represented approximately 20% and 26% of the Digital Media Service Group revenues for the same periods. Revenues from sales to America Online, Inc. were approximately $320,000, or approximately 8%, and $530,000, or approximately 14%, of total consolidated revenue for the six months ended March 31, 2007 and 2006, respectively. These revenues represented approximately 15% and 26% of Digital Media Services Group revenues for the same periods.

This contract can be terminated upon a 30-day notification. Because of the significant nature of the revenues from this contract to our consolidated results of operations, its termination could have a material adverse effect on our financial condition and results of operations.

We may continue to experience volatility in our stock price, which as recently as November 2006 was below $1.00 per share.

Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting us or our competitors, could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

-	the announcement or introduction of new services and products by us and our competitors;

-	our ability to upgrade and develop our systems in a timely and effective manner;

-	our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;

-	the level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting business;

-	technical difficulties, system downtime, or Internet brownouts;

-	the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

-	government regulation; and

-	general economic conditions and economic conditions specific to the Internet.

As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected. In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

We received a letter from NASDAQ dated August 2, 2006 indicating that we had 180 calendar days, or until January 29, 2007, to regain compliance with Marketplace Rule 4310(c)(4), which is necessary in order to be eligible for continued listing on the NASDAQ Capital Market. The letter from NASDAQ indicated that our non-compliance with that rule was as a result of the bid price of our common stock closing below $1.00 per share for the preceding thirty consecutive business days. We received a letter from NASDAQ dated December 4, 2006, stating that we had regained compliance with NASDAQ Marketplace Rule 4310(c)(4) as of that date, by having met the $1.00 per share or greater minimum closing bid price requirement for a minimum of 10 consecutive business days. The closing ONSM share price was $2.29 per share on May 21, 2007.

In the event our common stock is not listed or quoted, or is suspended from trading on an eligible market for a period of 20 or more trading days (which need not be consecutive), the purchasers of the 8% Senior Convertible Debentures and the 8% Subordinated Convertible Debentures may require us to redeem any shares obtained from the conversion of those notes and still held, for 115% of the market value for the previous five days. In addition to the above, the 8% Convertible Debentures and the Additional 8% Convertible Debentures provide cash penalties of 1% of the original purchase price per month, for each month that the common stock underlying those securities and the related warrants is not listed on the NASDAQ Capital Market.

If the selling security holders listed in this, as well as our recent, registration statements all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease.

It is possible that the selling security holders listed in this, as well as our recent, registration statements on Form S-3 (declared effective in June 2005 and July 2006) will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

The exercise of options and/or warrants or the conversion of shares of our Series A-10 Convertible Preferred Stock will be dilutive to our existing common shareholders.

As of March 31, 2007 there were outstanding options and warrants to purchase a total of 11,441,219 shares of our common stock, with an average exercise price of $1.67 per share and approximately 79% exercisable from $0.71 to $1.65 per share. In addition, as of March 31, 2007 there were 252,059 shares of our Series A-10 Convertible Preferred Stock outstanding, which are convertible at $1.00 per share into 2,520,590 shares of our common stock. The closing ONSM share price was $2.29 per share on May 21, 2007.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 10-KSB. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting as well as the operating effectiveness of the company's internal controls. We were not subject to these requirements for the fiscal year ended September 30, 2006 nor are we subject to them for the fiscal year ended September 30, 2007. We are evaluating our internal control systems in order to allow our management to report on our internal controls, as a required part of our Annual Report on Form 10-KSB beginning with our report for the fiscal year ended September 30, 2008. Our independent registered public accounting firm will be required to attest to management’s report on our internal controls, as a required part of our Annual Report on Form 10-KSB beginning with our report for the fiscal year ended September 30, 2009.

While we expect to eventually expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act of 2002, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no positive assurance that we will receive a positive attestation from our independent auditors.

In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we would receive a qualified or adverse audit opinion on those financial statements. In that event, the quotation of our common stock on the Nasdaq Capital Market could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

Provisions of our articles of incorporation and bylaws may delay or prevent a take-over, which may not be in the best interests of our shareholders.

Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders.

In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which 252,059 shares of our Series A-10 Convertible Preferred Stock were issued and outstanding at March 31, 2007. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

COMMON STOCK OFFERED

On May 11, 2007 there were 39,884,755 shares of our common stock issued and outstanding. Under this prospectus, the selling security holders listed in the section of this prospectus entitled "Selling Security Holders" may offer and sell up to 9,635,545 shares of our common stock, including:

6,265,512 shares of common stock presently outstanding, issued in connection with our April 2007 acquisition of Infinite Conferencing, LLC and related financing,

342,222 shares of our common stock issuable upon the exercise of common stock purchase warrants with exercise prices of $2.70 per share, issued in connection with our April 2007 acquisition of Infinite Conferencing, LLC and related financing,

2,294,592 shares of common stock presently outstanding, issued in connection with interest and fees paid in connection with certain notes payable as well as conversion of certain notes payable to common shares,

512,035 shares of common stock presently outstanding, issued in connection with financial and other consulting services, and

221,184 shares of our common stock issuable upon the exercise of common stock purchase options and warrants with exercise prices ranging from $1.00 to $2.48 per share, issued in connection with financial and other consulting services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to implement our strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in "Risk Factors." Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

We will not receive any proceeds from the sales of the common stock offered by this prospectus. Included in the registration statement of which this prospectus is a part are 563,406 shares of our common stock which are issuable upon the exercise of outstanding common stock purchase options and warrants with exercise prices ranging from $1.00 to $2.70 per share. If all of these options and warrants were to be exercised, which exercises cannot be assured and will depend among other things on the relationship of the market price to the exercise price during the time period if and when each particular option or warrant is vested, we would receive an additional approximately $1.3 million in gross proceeds. Any proceeds that we receive from the exercise of outstanding options and warrants will be used by us for general working capital. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances whatsoever that any of the outstanding options or warrants will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

SELLING SECURITY HOLDERS

This prospectus relates to periodic offers and sales of up to 9,635,545 shares of common stock by the selling security holders listed below and their pledgees, donees and other successors in interest, which includes:

6,265,512 shares of common stock presently outstanding, issued in connection with our April 2007 acquisition of Infinite Conferencing, LLC and related financing,

342,222 shares of our common stock issuable upon the exercise of common stock purchase warrants with exercise prices of $2.70 per share, issued in connection with our April 2007 acquisition of Infinite Conferencing, LLC and related financing,

2,294,592 shares of common stock presently outstanding, issued in connection with interest and fees paid in connection with certain notes payable as well as conversion of certain notes payable to common shares,

512,035 shares of common stock presently outstanding, issued in connection with financial and other consulting services, and

221,184 shares of our common stock issuable upon the exercise of common stock purchase options and warrants with exercise prices ranging from $1.00 to $2.48 per share, issued in connection with financial and other consulting services.

Infinite Conferencing Acquisition and Private Financing

On April 27, 2007 we completed the acquisition of Infinite Conferencing LLC (“Infinite”), a Georgia limited liability company. An investment banking firm provided a valuation report to our board of directors. The transaction, by which we acquired 100% of the membership interests of Infinite, was structured as a merger by and between Infinite and our wholly-owned subsidiary, Infinite Conferencing, Inc. The primary assets acquired, in addition to Infinite’s ongoing audio and webconferencing business operations, were accounts receivable, equipment, internally developed software, customer lists and employment and non-compete agreements.

The consideration for the merger was a combination of $14 million in cash and 1,376,622 shares of Onstream Media restricted common stock, for an aggregate purchase price of approximately $18 million. We arranged a private equity financing totaling $11 million, to partially fund the transaction, consisting only of the sale of 4,888,890 shares of Onstream Media restricted common stock at $2.25 per share to approximately sixty individuals, funds and other entities. The remainder of the purchase price was funded from our cash. These shares are included in this registration statement.

We paid placement fees in connection with the private equity financing, such fees consisted of (i) $770,000 for cash placement and/or finders fees, equal to 7% of the gross proceeds of the financing, (ii) 342,222 five year warrants exercisable at $2.70 per share, equal to 7% of the aggregate number of shares of common stock issued in the financing, and (iii) reimbursement of reasonable out-of-pocket expenses not to exceed $1,000 unless previously authorized. The shares underlying the warrants are included in this registration statement.

At the closing of the merger, we entered into a lock-up agreement with the Infinite sellers that limits the number of shares that they may sell, to 25% per quarter, which percentage may be increased at our option. The lock-up agreement also provides that in the event that the accumulated gross proceeds of the sale of first 50% of the shares issued to them is less than $2.0 million, we, at our sole option but provided that all securities to be issued in connection with the merger agreement and any related financing or other transactions do not exceed 19.99% of ONSM’s outstanding common stock at the measurement date, will pay the difference in cash or ONSM common shares.

Convertible Notes Payable

On October 11, 2005, we entered into a five-year note with Neil Berman, a major shareholder, in the aggregate principal amount of $750,000, collateralized by hardware and software. Interest, at 10.85% per annum, was payable upon maturity. At our option, and with the consent of required security holders, both interest and principal could be paid with Series A-10 Preferred Stock. We received $300,000 of the note amount as of September 30, 2005 and an additional $150,000 in October 2005, resulting in a notes payable balance of $450,000 as of September 30, 2006. We received the remaining $300,000 in December 2006. Following Board of Director approval of the modified terms on October 25, 2006, the note was formally modified in January 2007 to increase the principal amount to $1,500,000, adjust the remaining term to four years, increase the interest rate to 17.75% (which the lender could request prepayment of in common shares at $1.00 per share) and modify the note priority to unsecured and subordinated to all other debt. In addition, the new terms allowed us or the lender to convert the loan balance to restricted common stock at $1.00 per share at any time. We received $100,000 of the increased note amount in December 2006, $50,000 in January 2007 and the $600,000 balance in March 2007.

During March 2007, Mr. Berman exercised his option to require prepayment of interest and fees in shares and also converted this note to common stock. Accordingly, we issued an aggregate of 2,789,592 unregistered common shares for conversion of the note and the related interest and fees due, which included 105,000 shares issued to DMB Corporation as a finders fee. DMB Corporation’s president is Mr. David Berman, who is Mr. Neil Berman’s father. Mr. Neil Berman disclaims any beneficial ownership of these shares issued to DMB Corporation.

We have granted Mr. Berman demand registration rights, effective six months from the date of the modified note, for any unregistered common shares issuable thereunder. Upon such demand, we will have 60 days to file a registration statement and shall use our best efforts to obtain promptly the effectiveness of such registration statement. This registration statement includes 784,592 of the 2,789,592 unregistered shares covered by these registration rights.

On June 1, 2006 we borrowed $300,000 from J&C Resources, LLC, whose President, Chairman and CEO is a member of our board of directors. The principal balance was due one year after the borrowing date or three days after receipt of funding, including exercise of warrants, in excess of $1.0 million, whichever occurred first. Total interest, origination and legal fees totaling $21,000 cash and 21,000 common shares were due on maturity. Finders fees of $9,000 cash and 9,000 common shares were payable at loan maturity to Asset Factoring Ltd, a related entity. In January and February 2007, all fees due upon maturity were paid in cash and stock, as applicable. Following Board of Director approval of the modified terms on December 20, 2006, the note was formally modified in January 2007 to be convertible into common shares at $1.22 per share and to bear interest at 14.67% per annum, non-compounding, which we could settle in shares at $1.22 per share. During March 2007, we exercised our option to force early conversion of this note to common stock, and as a result were required to pay interest (in shares) for the entire original term of the note. Accordingly, we issued an aggregate of 300,000 unregistered common shares for conversion of the note and the related interest due, which along with the previously issued 30,000 shares, are included in this registration statement.

On October 27, 2006 we entered into a four-year promissory note with SBV Capital Corp. (“SBV”) in the aggregate principal amount of $1.0 million, which was funded in installments through December 2006. The note was unsecured and subordinate to all our other liabilities. The note‘s interest rate was 17.75% per annum, payable in cash quarterly in arrears or, at our option, in unregistered ONSM common stock valued at $1.00 per share. Interest paid in shares was required to be prepaid on a non-compounding, non-refundable basis for the entire remaining term of the loan. We elected to prepay all interest with the aggregate issuance of 694,495 unregistered common shares during November and December 2006. We allowed the note to be converted into 1.0 million unregistered common shares on January 10, 2007. We granted SBV demand registration rights, effective six months from the date of the note, for these unregistered common shares. Upon such demand, we will have 60 days to file a registration statement and shall use our best efforts to obtain promptly the effectiveness of such registration statement. This registration statement includes 1,000,000 of the 1,694,495 unregistered shares covered by these registration rights.

In connection with the above, we paid a finder’s fee to another individual not affiliated with SBV and not one of our directors or officers, but who has greater than a 5% beneficial ownership in Onstream Media. This finder’s fee was payable as 100,000 shares of our common stock, which we issued in November 2006, plus immediately exercisable four-year options to purchase 50,000 shares of our common stock at $1.00 per share. These shares and options are included in this registration statement.

The offer and sale of our securities was made pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (together with the rules and regulations of the Securities and Exchange Commission promulgated thereunder), including exemptions set forth in Section 4(2) and Regulation D thereof. All of the offers and sales of our securities were made exclusively to accredited investors in offers and sales not involving a public offering insofar as the purchasers were accredited investors purchasing the securities for their own account and not with a view towards or for resale in connection with their distribution. The offerings were conducted without general solicitation or advertising. This filing shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any offer or sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The following table sets forth the name of each selling security holder, the number of shares owned, and the number of shares being registered for resale by each selling security holder. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the warrants and options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders as of May 11, 2007. At that date, approximately 51% of our outstanding shares were held by CEDE & Co., which is accounted for as a single shareholder of record for multiple beneficial owners. CEDE & Co. is a nominee of the Depository Trust Company (DTC), with respect to securities deposited by participants with DTC, e.g., mutual funds, brokerage firms, banks, and other financial organizations.

Name of Selling Security Holder	Number of Shares owned	Percentage Owned Before Offering	Number of Shares Offered	Shares to be Owned after Offering	Percentage Owned After Offering
ABBA Properties (1)(a)	11,000	*	11,000	—	0.0%
ALB Private Investments LLC (2)(a)	150,000	*	150,000	—	0.0%
Alpine Engineering & Design (3)(a)	22,000	*	22,000	—	0.0%
American Capital Ventures (4)	20,000	*	20,000	—	0.0%
ANMR LLC (5)	715,000	1.8%	715,000	—	0.0%
Asset Factoring (6)	44,614	*	9,000	35,614	*
Axiom Capital Management Inc. (7)	77,906	*	55,406	22,500	*
Balsam, Avrom (a)	11,000	*	11,000	—	0.0%
Bartels, Ned (a)	22,000	*	22,000	—	0.0%
Basrai, Bilal (a)	25,000	*	25,000	—	0.0%
Berman, Neil (8)	3,224,291	8.0%	834,592	2,389,699	6.0%
Blake, E. Wayne (a)	22,000	*	22,000	—	0.0%
Brookner, Jason (a)	11,000	*	11,000	—	0.0%
Brimberg & Co. LP (9)	338,000	*	278,000	60,000	*
Brownlow, Nigel (a)	22,000	*	22,000	—	0.0%
Bruce P. Andre Trust (10)(a)	11,000	*	11,000	—	0.0%

C.S.L. Associates LP (11)(a)	100,000	*	100,000	—	0.0%
Camacho, Ronald (a)	22,000	*	22,000	—	0.0%
Campbell, Douglas Jr. (a)	100,000	*	100,000	—	0.0%
Capps, Nathan (12)	76,843	*	22,000	54,843	*
Chicago Investment Group LLC (13)	80,000	*	80,000	—	0.0%
Crescent International Ltd (14)(a)	133,333	*	133,333	—	0.0%
Cristantiello, James (a)	44,000	*	44,000	—	0.0%
Dajani Family Limited Partnership (15)(a)	22,000	*	22,000	—	0.0%
Enable Growth Partners LP (16)(a)	377,778	*	377,778	—	0.0%
Enable Opportunity Partners LP (17)(a)	44,444	*	44,444	—	0.0%
Equity Performance Group (18)	229,071	*	149,071	80,000	*
Essex Alpha Fund LLC (19)(a)	35,442	*	35,442	—	0.0%
Essex Performance Fund LP (20)(a)	367,536	*	367,536	—	0.0%
FastLane Communications (21)	13,605	*	3,349	10,256	*
Fennell, David & Susan JTWROS (a)	11,000	*	11,000	—	0.0%
Finwell & Co. (22)(a)	950,000	2.4%	950,000	—	0.0%
Fitzgibbon, John (a)	22,000	*	22,000	—	0.0%
Gambol, Roger (a)	11,000	*	11,000	—	0.0%
Gistics Incorporated (23)	10,000	*	10,000	—	0.0%
Gittelman, Steven (24)	94,043	*	22,000	72,043	*
Hisachdis Hatalmidim (25)(a)	91,334	*	91,334	—	0.0%
J&C Resources (26)	460,214	1.2%	321,000	139,214	*
Jackson, Deborah (27)	688,311	1.7%	688,311	—	0.0%
Jones, Tom (a)	22,000	*	22,000	—	0.0%
Klein, Dennis (a)	22,000	*	22,000	—	0.0%
KW Holdings Two Inc. (28)(a)	22,000	*	22,000	—	0.0%
Lalvani, Prem (a)	25,000	*	25,000	—	0.0%
Lauchner, April (a)	22,000	*	22,000	—	0.0%
Lee, Michael Peter (29)	79,778	*	22,000	57,778	*
Leser 2003B Irrevocable Life Insurance Trust (30)	385,000	1.0%	385,000	—	0.0%
Linder, Karl (31)	22,000	*	22,000	—	0.0%
Maddox, Keith (32)	688,311	1.7%	688,311	—	0.0%
Medway, Marc (33)	94,043	*	22,000	72,043	*
Namoff, David (34)	471,238	1.2%	50,000	421,238	1.1%
New Discovery Fund Limited (35)(a)	41,467	*	41,467	—	0.0%
Parks, Paula (a)	11,000	*	11,000	—	0.0%
Paskesz, Moses (36)	125,000	*	125,000	—	0.0%
Petrassi, Albert J. and Paula JTWROS (a)	44,000	*	44,000	—	0.0%
Pierce Diversified Strategy Master Fund LLC Ena (37)(a)	22,222	*	22,222	—	0.0%
Platinum Credit Group LLC (38)	80,000	*	80,000	—	0.0%
Pozan, Marc (a)	22,000	*	22,000	—	0.0%
Proximity Fund LP (39)(a)	150,000	*	150,000	—	0.0%
Richards, Ronald (a)	22,000	*	22,000	—	0.0%
Robin Press Corporation (40)	125,000	*	125,000	—	0.0%
Rockmore Investment Master Fund Ltd. (41)	413,766	1.0%	355,556	58,210	*
Roof, Michael (a)	11,000	*	11,000	—	0.0%
Rowlands, Susan (a)	11,000	*	11,000	—	0.0%

Ruffer, Michael (a)	22,000	*	22,000	—	0.0%
SAIC Venture Capital Corporation (42)	59,615	*	59,615	—	0.0%
Samuelson, Eric (a)	22,000	*	22,000	—	0.0%
Schless Bottles, Inc. (43)(a)	100,000	*	100,000	—	0.0%
Sovereign Capital Advisors LLC (44)(a)	50,000	*	50,000	—	0.0%
Timothy M. Holmes Revocable Trust (45)(a)	22,000	*	22,000	—	0.0%
Tuccio, Edward (46)	309,800	*	100,000	209,800	*
Unger, Mayer (47)	590,495	1.5%	120,000	470,495	1.2%
Wall Street Capital Partners (48)(a)	50,000	*	50,000	—	0.0%
Wallabout-Flushing Holdings LLC (49)(a)	777,778	2.0%	777,778	—	0.0%
Webster, Christopher (a)	22,000	*	22,000	—	0.0%
Wood Jr., Ronald (a)	22,000	*	22,000	—	0.0%
Workman, Brian (a)	11,000	*	11,000	—	0.0%
Yurich, Richard (a)	88,000	*	88,000	—	0.0%
Total number of shares offered			9,635,545

*	represents less than 1%

(a)
the number of shares owned and offered represent shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above. Additional specific information may be presented under corresponding footnote numbers below.

(1)	The control persons of ABBA Properties are Avi Balsam and Nathanial Abramson, partners, who exercise sole voting and dispositive powers over these shares.

(2)	The control person of ALB Private Investments LLC is Francis A. Mlynarczyk, Jr., who exercises sole voting and dispositive powers over these shares.

(3)	The control person of Alpine Engineering and Design is Fred P. Smith, president, who exercises sole voting and dispositive powers over these shares.

(4)
The number of shares owned and offered includes 20,000 shares of our common stock presently outstanding, issued for investor relations consulting services. The control person of American Capital Ventures is Mr. Howard Gostfrand, who exercises sole voting and dispositive powers over these shares.

During February 2006, we entered into an investor relations consulting agreement with American Capital Ventures, having an initial six-month term (which was renewed for an additional six months) with monthly cash payments of $5,000 and 10,000 common shares per month. American Capital Ventures also received $6,450 from us as finder’s fee compensation in the 2006 Financing Transactions.

(5)
The number of shares owned and offered includes 715,000 shares of our common stock presently outstanding, issued as a result of the January 2007 conversion of the $1.0 million principal amount outstanding under an October 27, 2006 note payable to SBV Capital Corp (“SBV”) to 1.0 million common shares - See “Convertible Notes Payable” above. Upon conversion, SBV immediately assigned these shares to ANMR LLC, Moses Paskesz and the Leser 2003B Irrevocable Life Insurance Trust - see footnotes 30 and 36. The control person of ANMR LLC is Mr. Efrian Kaufman, who exercises sole voting and dispositive powers over these shares.

(6)
The number of shares owned includes 9,614 shares of our common stock presently outstanding and 35,000 shares of our common stock issuable upon the exercise of a five-year common stock purchase warrant with an exercise price of $1.50 per share, such warrants issued as a placement fee in connection with our sale of A-10 Preferred Shares in December 2004. The number of shares offered includes 9,000 shares of our common stock presently outstanding, which were issued as a finder’s fee in connection with our July 2006 note to J&C Resources, Inc., as discussed in “Convertible Notes Payable” above. Mr. Charles C. Johnston, a member of our Board of Directors, is the Investment Manager of Asset Factoring International Ltd. and the control person of that entity and exercises sole voting and dispositive powers over these shares.

On August 19, 2005, we received a $300,000 loan from Asset Factoring International, Inc. The term of the loan was one year, with a 2% loan origination fee and interest of 8% per annum. Asset Factoring agreed to several extensions for the repayment of this loan after we obtained such other financing in October and November 2005 until we repaid $360,000 in April 2006, which represented principal and the initially negotiated loan origination fee and interest, plus subsequently negotiated extension fees.

See footnote 26 for transactions related to J&C Resources, Inc.

(7)
The number of shares owned includes 22,500 shares of our common stock issuable upon the exercise of a five-year common stock purchase warrant with an exercise price of $1.50 per share, 21,184 shares of our common stock issuable upon the exercise of a five-year common stock purchase warrant with an exercise price of $2.48, and 34,222 shares of our common stock issuable upon the exercise of a five-year common stock purchase warrant with an exercise price of $2.70. The number of shares offered includes the 21,184 shares issuable under the $2.48 warrant and the 34,222 shares issuable under the $2.70 warrant.

Axiom Capital Management, Inc. (“Axiom”) received vested five-year warrants to purchase 62,500 shares of our common stock with an exercise price of $1.50 per share plus $38,500 cash, as compensation for acting as a selling agent for us in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures. Axiom subsequently transferred 40,000 of the $1.50 warrants to its principals and employees, retaining the 22,500 $1.50 warrants presented herein as owned by them. Axiom received the $2.48 warrants as compensation for financial advisory services rendered to us in the ordinary course of their business for the one year period starting March 30, 2007. Axiom received the $2.70 warrants, plus $77,000 cash, for services as a sub-placement agent for our sale of common shares in April 2007 in a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

The number of shares of our common stock which may be acquired by the holder upon the exercise of the $1.50 warrant is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 4.999% of our issued and outstanding common stock. Mark Martino, president, is the control person of Axiom, an NASD-member firm, and exercises sole voting and dispositive powers over these shares.

(8)	The number of shares owned includes:

•
2,980,541 shares of our common stock presently outstanding, of which 2,684,592 shares were issued in March 2007 as a result of the conversion of a $1.5 million note payable to common shares, plus the payment of related interest and fees in common shares, as described in “Convertible Notes Payable” above; 120,000 shares issued for professional financial and consulting services rendered and to be rendered during calendar 2007, and the remaining 175,949 shares issued for other consulting fees, note conversions and/or interest payments, as discussed below.

•
100,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $2.46 per share, issued for professional financial and consulting services rendered and to be rendered during calendar 2007,

•
50,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.00 per, issued as a finders fee to Neil Berman under an October 2006 agreement related to a loan from SBV Capital Corp., as discussed under “Convertible Notes Payable” above. 100,000 shares of our common stock were also issued to Mr. Berman under this finder’s fee agreement and immediately assigned by Mr. Berman to the Leser 2003B Irrevocable Life Insurance Trust - see footnote 30,

•	6,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.65 per share, issued in connection with a 2003 financing transaction, and

•	87,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

The number of shares offered includes 784,592 of the 2,684,592 shares of our common stock presently outstanding, issued in March 2007 as a result of the conversion of a $1.5 million note payable to common shares, plus the payment of related interest and fees in common shares, as described in “Convertible Notes Payable” above, and also includes 50,000 shares issued as a finder’s fee as described above.

The $1.50 Warrant was issued in connection with our March and April 2006 sale of $250,000 face value 8% Subordinated Convertible Debentures to Mr. Berman. Mr. Berman has executed a document waiving the previous ownership threshold with respect to the debentures and the warrant. The debentures were converted to 253,944 shares during March 2007. Mr. Berman received an additional 21,550 shares from us for interest earned on these notes from their issuance date to their conversion or sale.

In addition to the shares and options noted above for professional financial and consulting services rendered and to be rendered during calendar 2007, since January 2004 we have issued Mr. Berman another 312,500 common shares, including issuances pursuant to option exercises, for similar services.

$250,000 principal value 8% senior secured convertible notes originally issued by us to Mr. Neil Berman as part of the 2004/2005 Financing Transactions were converted to 251,031 common shares, including accrued interest, in December 2006 and January 2007 and the related warrant for the purchase of 87,500 shares at $1.65 per share was exercised by Mr. Berman in February 2007. An additional $250,000 principal value 8% senior secured convertible notes and warrants for the purchase of 87,500 shares at $1.65 per share originally issued by us to Mr. Neil Berman as part of the 2004/2005 Financing Transactions were sold by him to Crescent International, Ltd. on March 28, 2006. See footnote 14. Mr. Berman received an additional 68,823 shares from us for interest earned on these notes from their issuance date to their conversion or sale.

(9)
The number of shares owned includes 60,000 shares of our common stock issuable upon the exercise of a five-year common stock purchase warrant with an exercise price of $1.50 per share, 50,000 shares of our common stock issuable upon the exercise of a four-year common stock purchase warrant with an exercise price of $2.46, and 228,000 shares of our common stock issuable upon the exercise of a five-year common stock purchase warrant with an exercise price of $2.70. The number of shares offered includes the 50,000 shares issuable under the $2.46 warrant and the 228,000 shares issuable under the $2.70 warrant.

Brimberg & Co. LP (“Brimberg”) received the $1.50 warrants, plus $42,000 cash, as compensation for acting as a selling agent for us in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures. Brimberg received the $2.46 warrants, which include 37,500 shares underlying options that vest in three equal quarterly installments starting July 2, 2007, as compensation for investor relation advisory services rendered to us in the ordinary course of their business for the one year period starting January 3, 2007. Brimberg received the $2.70 warrants, plus $384,125 cash, for services as lead placement agent for our sale of common shares in April 2007 in a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

The number of shares of our common stock which may be acquired by the holder upon the exercise of the $1.50 warrant is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 4.999% of our issued and outstanding common stock. Mr. Clint Tomlinson is the control person of Brimberg, an NASD-member firm, and exercises sole voting and dispositive powers over these shares.

(10)	The control person of Bruce P. Andre Trust is Bruce P. Andre, trustee, who exercises sole voting and dispositive powers over these shares.

(11)	The control person of CSL Associates LP is Chuck Lipson, who exercises sole voting and dispositive powers over these shares.

(12)
The number of shares owned includes 59,343 shares of our common stock presently outstanding and 17,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

The number of shares offered includes 22,000 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

The $1.50 Warrants were issued in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures and the number of shares of our common stock which may be acquired by the holder upon the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 4.999% of our issued and outstanding common stock.

(13)
The number of shares owned and offered includes 80,000 shares of our common stock issuable upon the exercise of a five-year common stock purchase warrant with an exercise price of $2.70. Chicago Investment Group, LLC (“CIG”) received these warrants, plus $124,740 cash, for services as a sub-placement agent for our sale of common shares in April 2007 in a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

CIG also received five-year options to purchase 200,000 shares of our common stock with an exercise price of $1.05, including 50,000 shares underlying options that vest on June 22, 2006 and 100,000 shares underlying options that vest on September 22, 2006, as compensation for financial advisory services rendered to us in the ordinary course of their business for the one year period starting March 22, 2006. CIG also received vested five-year warrants to purchase 35,000 shares of our common stock with an exercise price of $1.50 per share plus $24,500 cash, as compensation for acting as a selling agent for us in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures. CIG subsequently transferred these warrants to its principals and employees.

Mr. Richard P. Lynch is the control person of CIG, an NASD-member firm, and exercises sole voting and dispositive powers over these shares.

(14)
Mr. Maxi Brezzi and Mr. Bachir Taleb-Ibrahimi are the control persons of Crescent International, Ltd. Messrs. Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.

Crescent International, Ltd. purchased $250,000 principal value 8% subordinated convertible notes in March 2006, plus warrants for the purchase of 87,500 common shares at $1.50 per share. At the same time, it also purchased $250,000 principal value 8% senior secured convertible notes plus warrants for the purchase of 87,500 shares at $1.65 per share from Mr. Neil Berman - see footnote 8. These debentures were converted to an aggregate of 507,722 common shares, including accrued interest, in December 2006. Crescent International, Ltd. received an additional 34,060 shares from us for interest earned on these notes from their issuance date to their conversion. Crescent International, Ltd. exercised the $1.50 and $1.65 warrants in January 2007.

(15)	The control person of the Dajani Family Limited Partnership is Mr. Brad Dajani, sole general partner, who exercises sole voting and dispositive powers over these shares.

(16)	The control person of Enable Growth Partners LP is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(17)	The control person of Enable Opportunity Partners LP is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(18)
The number of shares owned includes 49,071 shares of our common stock presently outstanding, 50,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.20 per share, 50,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.50 per share, 30,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $2.50 per share and 50,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $3.50 per share. The number of shares offered includes 49,071 shares of our common stock presently outstanding, 50,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.20 per share and 50,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.50 per share. The control person of Equity Performance Group is Mr. Gary Geraci, who exercises sole voting and dispositive powers over these shares. The common stock and options were issued for financial consulting and investor relations services. In addition to the owned amounts above, since January 2005 we have issued Equity Performance Group another 133,860 common shares, including issuances pursuant to option exercises, for similar services.

(19)	The control person of Essex Alpha Fund LLC is Joe McNay, who exercises sole voting and dispositive powers over these shares.

(20)	The control person of Essex Performance Fund LP is Joe McNay, who exercises sole voting and dispositive powers over these shares.

(21)
The number of shares owned and offered includes 13,605 shares of our common stock presently outstanding and issued for professional marketing services, of which 3,349 shares are being offered. The control person of FastLane Communications is Mr. Christopher Faust, who exercises sole voting and dispositive powers over these shares.

(22)
Finwell & Co. is holding (i) 125,000 of these shares as nominee for WTC-CIF Micro Cap Equity Portfolio and (ii) 825,000 of these shares as nominee for WTC-CTF Micro Cap Equity Portfolio. Wellington Management Company, LLP ("Wellington") is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(23)
The number of shares owned and offered includes 10,000 shares of our common stock presently outstanding and issued for professional services. The control person of Gistics, Incorporated is Mr. Michael Moon, who exercises sole voting and dispositive powers over these shares.

(24)
The number of shares owned includes 76,543 shares of our common stock presently outstanding and 17,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

The number of shares offered includes 22,000 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

The $1.50 Warrants were issued in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures and the number of shares of our common stock which may be acquired by the holder upon the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 4.999% of our issued and outstanding common stock.

(25)	The control person of Hisachdis Hatalmidim is Samuel Brettler, president, and exercises sole voting and dispositive powers over these shares.

(26)
The number of shares owned includes 460,214 shares of our common stock presently outstanding, which includes 139,214 which were issued in connection with the Onstream Merger. The number of shares offered is the balance of 321,000 shares, which were issued in connection with the conversion of a July 2006 note to common stock, plus related interest and fees, as discussed in “Convertible Notes Payable” above.

Mr. Charles Johnston, a member of our board of directors, is the control person of J&C Resources, LLC, in his capacity as President, Chairman and CEO of that entity, and exercises sole voting and dispositive powers over these shares. J&C Resources, LLC also received $24,500 from us as finder’s fee compensation in connection with 2004 and 2005 financing transactions. See footnote 6 for transactions related to Asset Factoring, Ltd., a related entity.

(27)
The number of shares owned and offered includes 688,311 shares of our common stock presently outstanding, which were issued in April 2007 as part of our acquisition of Infinite Conferencing - Ms. Jackson was one of the Infinite sellers and these shares are subject to a lock-up agreement - see “Infinite Conferencing Acquisition and Private Financing” above.

In connection with the Infinite merger agreement, we entered into a one-year employment contract with Ms. Jackson, with a one-year renewal option, which calls for an annual salary of $135,000, an annual performance bonus up to $25,000 and a five-year option grant for the purchase of up to 100,000 common shares with an exercise price of $2.50 per share (fair market value at the date of closing), vesting over two years. The employment contract also contains non-compete provisions with a minimum term of three years from the merger closing.

(28)	The control person of KW Holdings Two Inc. is Mr. S. Spencer, president, who exercises sole voting and dispositive powers over these shares.

(29)
The number of shares owned includes 62,278 shares of our common stock presently outstanding and 17,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

The number of shares offered includes 22,000 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

The $1.50 Warrants were issued in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures and the number of shares of our common stock which may be acquired by the holder upon the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 4.999% of our issued and outstanding common stock.

(30)	The number of shares owned and offered includes:

•
160,000 shares of our common stock presently outstanding, issued as a result of the January 2007 conversion of the $1.0 million principal amount outstanding under an October 27, 2006 note payable to SBV Capital Corp (“SBV”) to 1.0 million common shares - See “Convertible Notes Payable” above. Upon conversion, SBV immediately assigned these shares to ANMR LLC, Moses Paskesz and the Leser 2003B Irrevocable Life Insurance Trust - see footnotes 5 and 36,

•
125,000 shares of our common stock presently outstanding, issued as a result of services performed by Robin Press under a November 2006 consulting agreement for corporate marketing and promotional programs and immediately assigned by Robin Press Corporation to the Leser 2003B Irrevocable Life Insurance Trust - see footnote 40, and

•
100,000 shares of our common stock presently outstanding, issued as a fee to Neil Berman under an October 2006 agreement related to a loan from SBV Capital Corp. and immediately assigned by Mr. Berman to the Leser 2003B Irrevocable Life Insurance Trust - see footnote 8.

The control person of the Leser 2003B Irrevocable Life Insurance Trust is Mr. Shimon Dushinsky, who exercises sole voting and dispositive powers over these shares.

(31)
The number of shares owned and offered includes 22,000 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

(32)
The number of shares owned and offered includes 688,311 shares of our common stock presently outstanding, which were issued in April 2007 as part of our acquisition of Infinite Conferencing - Mr. Maddox was one of the Infinite sellers and these shares are subject to a lock-up agreement - see “Infinite Conferencing Acquisition and Private Financing” above.

In connection with the Infinite merger agreement, we entered into a six-month consulting contract with Mr. Maddox, which calls for payments of $5,000 per month and also contains non-compete provisions with a minimum term of three years from the merger closing.

(33)
The number of shares owned includes 76,543 shares of our common stock presently outstanding and 17,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

The number of shares offered includes 22,000 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

The $1.50 Warrants were issued in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures and the number of shares of our common stock which may be acquired by the holder upon the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 4.999% of our issued and outstanding common stock.

(34)
The number of shares owned includes 455,196 shares of our common stock presently outstanding and 16,042 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

The number of shares offered includes 50,000 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above. The remaining 405,196 shares owned but not being offered hereunder are related to the debt and interest transactions described below, including 80,208 shares from the exercise of $1.50 warrants issued in connection with that financing.

The $1.50 Warrants were issued in connection with our March and April 2006 sale of 8% Subordinated Convertible Debentures and the number of shares of our common stock which may be acquired by the holder upon the exercise of the warrants issued in connection with those notes is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 4.999% of our issued and outstanding common stock.

During February 2006, we borrowed $250,000 from Mr. David Namoff. The principal, plus cash interest of 10% plus 25,000 common shares, was due on January 31, 2007. The Company was also required to repay the loan, including the full amount of interest, within 15 days of obtaining financing in excess of $1.0 million. Accordingly, in April 2006 we issued Mr. Namoff the 25,000 shares and the outstanding principal plus the cash interest due on this loan, totaling $275,000, was designated by him to purchase 8% Subordinated Debentures, which he converted to 279,690 common shares, including accrued interest shares, in January 2007. We also issued Mr. Namoff 20,298 interest shares related to this debenture while it was outstanding prior to conversion.

(35)	The control person of New Discovery Fund Limited is Joe McNay, who exercises sole voting and dispositive powers over these shares.

(36)
The number of shares owned and offered includes 125,000 shares of our common stock presently outstanding, issued as a result of the January 2007 conversion of the $1.0 million principal amount outstanding under an October 27, 2006 note payable to SBV Capital Corp (“SBV”) to 1.0 million common shares - See “Convertible Notes Payable” above. Upon conversion, SBV immediately assigned these shares to ANMR LLC, Moses Paskesz and the Leser 2003B Irrevocable Life Insurance Trust - see footnotes 5 and 30.

(37)	The control person of Pierce Diversified Strategy Master Fund LLC Ena is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(38)
The number of shares owned and offered includes 80,000 shares of our common stock presently outstanding, issued for interest on our August 2006 borrowing of $350,000 from Platinum Credit Group, LLC, collateralized by a secondary lien on our tangible equipment. In addition, we dedicated certain receivables proceeds to pay $100,000 principal installments, which were paid when due on November 15 and December 15, 2006 as well as the $150,000 principal balance paid when due on January 12, 2007. At the time of the borrowing, we paid related fees totaling $50,000 in cash and prepaid interest in the form of 80,000 shares of ONSM common stock. Mr. Gilad Kalter is the control person of Platinum Credit Group LLC and exercises sole voting and dispositive powers over these shares.

On November 30, 2005, we borrowed $300,000 from Platinum Credit Group LLC, secured by certain of our tangible equipment and other assets and due on March 1, 2006. At the time of the borrowing, we paid related fees totaling $30,000 in cash and prepaid interest in the form of 44,444 of our common shares. We repaid the loan principal on March 15, 2006, along with a negotiated late payment penalty of an additional 15,000 common shares.

(39)	The control person of Proximity Fund LP is Geoff Crosby, who exercises sole voting and dispositive powers over these shares.

(40)
The number of shares owned and offered includes 125,000 shares of our common stock presently outstanding, issued as a result of services performed by Robin Press under a November 2006 consulting agreement for corporate marketing and promotional programs. Another 125,000 shares of common stock was issued under this contract and immediately assigned by Robin Press Corporation to the Leser 2003B

Irrevocable Life Insurance Trust - see footnote 30. The control person of Robin Press Corporation is Mr. Herbert Farber, president, who exercises sole voting and dispositive powers over these shares. Mr. Farber is Neil Berman’s father-in-law and Mr. Berman disclaims any beneficial ownership of these shares.

(41)	The number of shares owned includes:

•
355,556 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above, and

•
58,210 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, arising from securities transferred from Omicron Master Trust to Rockmore Investment Master Fund Ltd. pursuant to a Securities Transfer and Assignment Agreement dated April 1, 2006. The number of shares of our common stock which may be acquired by the holder upon the exercise of these warrants, which were issued in connection with 8% senior secured convertible notes, is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.

The number of shares offered includes 355,556 shares of our common stock presently outstanding. Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(42)
The number of shares owned and offered includes 59,615 shares of our common stock presently outstanding, issued for services related to the development of the DMSP. SAIC Venture Capital Corporation has advised us that its control person is the entire Board of Directors of its parent corporation, Science Applications International Corporation (SAIC), a Delaware corporation that owns 100% of SAIC Venture Capital Corporation’s outstanding stock. Mr. K.C. Dahlberg is SAIC’s Chairman of the Board, CEO and President, who exercises sole voting and dispositive powers over these shares.

(43)	The control person of Schless Bottles, Inc. is Mordechai (Mark) Schlesinger, president who exercises sole voting and dispositive powers over these shares.

(44)	The control person of Sovereign Capital Advisors LLC is Stanley Francis Tara, who exercises sole voting and dispositive powers over these shares.

(45)	The control person of the Timothy M. Holmes Revocable Trust is Timothy M. Holmes, trustee, who exercises sole voting and dispositive powers over these shares.

(46)
The number of shares owned includes 180,000 shares of our common stock presently outstanding, 4,800 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $3.00 per share and 125,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.00 per share. 80,000 of the common shares and the $1.00 options are for investor relations, marketing strategy and financial planning services. The $3.00 options were issued in connection with an October 2003 purchase of common stock as part of a private placement. The number of shares offered includes 100,000 shares of our common stock presently outstanding, which were purchased in April 2007 as part of a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

(47)
The number of shares owned includes 590,495 shares of our common stock presently outstanding, of which 470,495 shares are owned by SBV Capital Corp (which loaned the Company $1.0 million in October 2006 - see “Convertible Notes Payable” above - and received these shares as part of prepaid interest payments) and 120,000 shares were issued to Mr. Unger in connection with a three-year consulting contract we entered into in November 2006. Mr. Unger is the principal and beneficial owner of SBV Capital Corp. The number of shares offered includes 120,000 shares issued under the consulting contract, which is for the provision of international business development and financial advice, is cancellable upon thirty days notice after the first year and calls for the issuance of 60,000 restricted common shares in advance every six months. Mr. Unger is president of SDM Consultant Corp., which received a $184,135 finder’s fee in connection with our sale of common shares in April 2007 in a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above.

(48)	The control person of Wall Street Capital Partners is Jeff Kone, who exercises sole voting and dispositive powers over these shares.

(49)	The control person of Wallabout-Flushing Holdings LLC is Carl Caller, who exercises sole voting and dispositive powers over these shares.

None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as set forth above or in our other SEC filings incorporated herein by reference and listed elsewhere in this prospectus.

Selling Agents

New York City-based Brimberg & Co. LP acted as the lead placement agent and Axiom Capital Management, Inc. and Chicago Investment Group, LLC acted as sub-placement agents for our sale of common shares in April 2007 in a private equity financing we arranged to partially fund our acquisition of Infinite Conferencing - see “Infinite Conferencing Acquisition and Private Financing” above. We paid these three entities placement fees in connection with the financing, such fees aggregating $585,865 in cash and 342,222 five-year warrants exercisable at $2.70 per share. Axiom Capital Management, Inc., Brimberg & Co. LP and Chicago Investment Group, LLC are each registered broker-dealers.

To our knowledge none of these firms or nor any of these individuals have any arrangement with any person to participate in the distribution of such securities.

We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders of shares registered in their name hereunder.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify certain selling stockholders against certain losses, claims, damages and liabilities.

We are not aware of any underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

-	our annual report on Form 10-KSB for the fiscal year ended September 30, 2006,

-	reports on Form 8-K filed on January 16, 2007 and January 23, 2007,

-	our quarterly report on Form 10-QSB for the period ended December 31, 2006,

-	reports on Form 8-K filed on February 20, 2007 and February 23, 2007,

-	reports on Form 8-K filed on March 12, 2007and March 28, 2007,

-	a report on Form 8-K/A filed on March 28, 2007,

-	a report on Form 8-K/A filed on May 1, 2007,

-	our quarterly report on Form 10-QSB for the period ended March 31, 2007, and

-	reports on Form 8-K filed on May 18, 2007 and May 22, 2007.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

Requests for such documents should be directed to Corporate Secretary, Onstream Media Corporation, 1291 SW 29 Avenue, Pompano Beach, Florida 33069, telephone number (954) 917-6655. Please note that additional information can be obtained from our website at www.onstreammedia.com.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold by the selling security holders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Arnstein & Lehr, LLP, Fort Lauderdale, Florida.

EXPERTS

The consolidated financial statements of Onstream Media Corporation and subsidiaries as of and for the years ended September 30, 2006 and 2005 incorporated by reference in this prospectus have been audited by Goldstein Lewin & Co., independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

MATERIAL CHANGE

There as been no material change in our affairs since our fiscal year ended September 30, 2006 which were not described in our Annual Report on Form 10-KSB or which have not been disclosed in our Quarterly Report on Form 10-QSB for the period ended March 31, 2007 or Current Reports on Form 8-K which we have filed with the SEC.

INDEMNIFICATION MATTERS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons according to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

Until _________, 2007 (45 days after the date of this prospectus), all dealers that effect transactions these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ONSTREAM
MEDIA
CORPORATION

PROSPECTUS

9,635,545 shares of Common Stock

___________, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution*

Registration Fees - Securities and Exchange Commission	$696
Listing of Additional Shares - The Nasdaq Stock Market	96,355
Cost of Printing	5,000
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	10,000
Blue Sky Fees and Expenses	5,000
Miscellaneous	449
Total	$127,500

*
Estimated maximum - NASDAQ listing fees of $0.01 per share are assessed at the time the common shares are issued, up to the annual maximum fee, which is currently $45,000. Through the date of this S-3 filing, NASDAQ listing fees incurred by the Company for the year in progress have reached the maximum of $45,000.

Item 15.	Indemnification of Directors and Officers.

The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies including injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

-	violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

-	deriving an improper personal benefit from a transaction,

-	voting for or assenting to an unlawful distribution, and

-	willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The statute does not affect a director's responsibilities under any other law, including federal securities laws.

The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against those persons in their official capacities if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or control persons, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Item 16.	Exhibits and Consolidated Financial Statement Schedules.

Exhibit No.	Description

2.1	Infinite Conferencing Merger Agreement dated March 26, 2007 (1)
2.1.1	Infinite Conferencing Merger Agreement - Form of Registration Rights Agreement (1)
2.1.2	Infinite Conferencing Merger Agreement - Form of Lock-Up Agreement (1)
5	Opinion of Arnstein & Lehr, LLP
10.1	Form of Subscription Agreement used for sale of $11.0 million common shares - March 2007 (1)
23.1	Consent of Goldstein Lewin & Co.
23.2	Consent of Arnstein & Lehr, LLP (included in Exhibit 5)
24.1	Power of Attorney (included on signature page)

(1)	Incorporated by reference to the registrant's current report on Form 8-K/A filed May 1, 2007.

Item 17.	Undertakings.

Onstream Media will:

1.    File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.    Include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.    Include any additional or changed material information on the plan of distribution.

2.    For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.    File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5.    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach and the State of Florida, on the 25th day of May, 2007.

ONSTREAM MEDIA CORPORATION

By: /s/ Randy S. Selman Randy S. Selman Chairman of the Board, Chief Executive Officer and President, Principal Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy S. Selman as his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form S-3 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Randy S. Selman	Director, President,	May 25, 2007
Randy S. Selman	and Chief Executive Officer

/s/ Robert E. Tomlinson	Chief Financial Officer and	May 25, 2007
Robert E. Tomlinson	Principal Accounting Officer

/s/ Clifford Friedland	Director and Senior Vice President	May 25, 2007
Clifford Friedland	Business Development

/s/ Alan Saperstein	Director and Chief Operating Officer	May 25, 2007
Alan Saperstein

/s/ Benjamin Swirsky	Director	May 25, 2007
Benjamin Swirsky

/s/ Robert J. Wussler	Director	May 25, 2007
Robert J. Wussler

/s/ Charles C. Johnston	Director	May 25, 2007
Charles C. Johnston

/s/ Carl Silva	Director	May 25, 2007
Carl Silva